UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Form U-3A-2			File No. 61-193


	Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935.

	C. T. WILLIAMS & CO., INC.
	and
	SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

	1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

	C. T. WILLIAMS & CO., INC.

A corporation organized under the laws of the Commonwealth of Virginia, effective July 5, 1967. The corporation is a Public Utility Holding Company under Section 3-a-1. All of its business is carried on in the
Commonwealth of Virginia.   (The company changed its name from Williams
 Associates, Inc. to C.T. Williams & Co., Inc. on July 31, 1997.)

	SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

	A 81.37% owned subsidiary corporation of C. T. Williams & Co., Inc., organized under the laws of the Commonwealth of Virginia. The corporation changed its name on June 30, 1977 from Southwestern
Virginia Gas Service corporation to Southwestern Virginia Energy
Industries, Ltd.  The corporation is a Public Utility Holding Company under
Section 3-a-1. All of its business is carried on in the Commonwealth of Virginia.

	SOUTHWESTERN VIRGINIA GAS SERVICE CORPORATION

	A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized June 30, 1977 as Phoenix Energy, Inc. under the laws of the Commonwealth of Virginia. The corporation changed its name from Phoenix Energy, Inc. to Southwestern Virginia Gas Service Corporation June 30, 1977. It is engaged primarily in the sale of propane (bottled gas). All of its business is carried on in the Commonwealth of Virginia.

	MIDWAY BOTTLED GAS COMPANY, INC.

	A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia.
 It is engaged primarily in the sale of propane (bottled gas). The majority of its businss is carried on in the Commonwealth of Virginia, with a small amount of sales in North Carolina.

	SOUTHWESTERN VIRGINIA GAS COMPANY

	A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is a Public Utility company subject to the jurisdiction of the State Corporation Commission of Virginia, doing business exclusively in Virginia.


	BATT'S NECK PROPERTIES, INC.

	A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. The corporation is engaged in apartment rentals. All of the business is carried on in the Commonwealth of Virginia.

	2. A brief description of the properties of the Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside of the State in which the Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state:

	C. T.WILLIAMS & CO., INC.

	C. T. Williams & Co., Inc. is a Public Utility Holding Company, which was organized under the laws of the Commonwealth of Virginia, Its business is to own 40,404 shares (81.37%) of the common stock of Southwestern
Virginia Energy Industries, Ltd., and various other investments.


	SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

	Southwestern Virginia Energy Industries, Ltd., is a public utility holding company. Its business is to own 161,045 shares (100%) of Southwestern
Virginia Gas Company common stock, a public utility company;  5,000 shares of Southwestern Virginia Gas Company Preferred stock;  200 shares (100%) of Southwestern Virginia Gas Service Corporation common stock; 500 shares (100%) of Midway Bottled Gas Inc. common stock;
2,550 shares (100%) of Batt's Neck Properties, Inc. common stock; and other investments.


	SOUTHWESTERN VIRGINIA GAS COMPANY  (A Public Utility Co.)

	This company is engaged in the purchase, transmission, distribution and sale of natural gas to the public in the City of Martinsville, Henry County, and a small portion of Pittsylvania County, Virginia. The Company purchases its natural gas requirements from Williams Co. and Amoco at various points on Transcontinental Gas Pipeline Corporation's (Transco) system. The gas is transmitted from the point of purchase to the Company's tie in with Transco and then to the city of Martinsville and Henry County through a 4" pipeline and an 8" pipeline owned and operated by the Company. The Company then distributes the gas to end users through mains and services owned and operated by the Company in the City of Martinsville, Counties of Henry and Pittsylvania, Virginia.

	3. The following information for the last calendar year with respect to the Claimant and each of its subsidiary public utility companies:

(a)	Number of Kwh. of electric energy sold (at retail or
wholesale), and Mcf. of natural or manufactured gas distributed at retail:

			No electric energy was sold and 1,283,938 Mcf of natural gas was sold in Virginia with associated revenues of $9,037,080, and 728,748 Mcf of natural gas was transported to Virginia with associated revenues of $303,561 by the subsidiary public utility, Southwestern Virginia Gas Company.

		(b)	Number of Kwh. of electric energy and Mcf of
natural or manufactured gas distributed at retail outside the State in which each such company is organized:

			NONE

		(c)	Number of Kwh. of electric energy and Mcf. of natural or
manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

			NONE

		(d)	Number of Kwh. of electric energy and Mcf. of natural or
manufactured gas purchased outside of State in which each such company is organized, or at the State line.

1,283,498 Mcf. purchased in Texas,
Louisiana, and Mississippi with associated cost of $6,210,524

	4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

			NONE

		(b)	Name of each system company that holds an interest in such
EWG or foreign utility company; and description of interest held.

			NONE

		(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system
company, other than the  EWG or  foreign  utility company.

			NONE

		(d)	Capitalization and earnings of the EWG or foreign utility
company during the reporting period.

			NONE

		(e)	Identify any service, sales or construction contract(s)
between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

			NONE


	EXHIBIT A

	A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

	SCHEDULES 1 AND 2

	Attached Hereto

	The above-named claimant has caused this statement to be duly executed
on its behalf by its authorized officer on this   20   day of  February, 2001.

						C. T. WILLIAMS & CO., INC.


						     s/C. T. Williams

						By__________________________________
						    C. T. Williams, III
						     President

(CORPORATE SEAL)

ATTEST:


s/David McI. Williams
__________________________




						SOUTHWESTERN VIRGINIA ENERGY IND.,
							LTD.



						    s/Ralph J. Pruitt
						By____________________________
						    Ralph J. Pruitt
						    Vice President-Finance & Treas.

(CORPORATE SEAL)

ATTEST:


s/David McI. Williams
_________________________

	Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

				Ralph J. Pruitt
				Vice President of Finance & Treasurer
				Southwestern Virginia Energy Ind., Ltd.
				208 Lester Street
				Martinsville, Virginia 24112


				C. T. Williams, III
				President
				C. T. WILLIAMS & CO., INC.
				9690 Deereco Road
				Suite 130
				Timonium, Maryland  21093


EXHIBIT B

Item No.      Caption Heading                                  Amount

       1          Total Assets 			     =	 $13,529,510
       2          Total Operating Revenues	     =    13,993,766
       3          Net Income			     =       683,979


	EXHIBIT C

		There are no EWG or foreign utility companies in the holding company system.


C. T. WILLIAMS
& CO., INC.                                                                                    Exhibit A
CONSOLIDATING STATEMENT                                                                       Schedule 1
OF INCOME & RE
YEAR ENDING  12/31/2000
                           SWEST      MIDWAY      SWEST   C. T. WMS    BATT'S       SWEST
                        VA. ENERGY    BOTTLED    VA. GAS     & CO       NECK      VIRGINIA
                        IND., LTD.    GAS CO.    SERVICE     INC.       PROP       GAS CO      ELIMIN        TOTAL

Sales                                2,245,048  2,182,720                174,225  9,391,773                 13,993,766


Costs and Exp
  Cost of Sales                      1,276,351  1,245,362                      0  6,392,876                  8,914,590
  Operating & Gen Exp       245,064    605,298    603,441   128,964      111,410  1,917,565                  3,611,741
  Depreciation                  363     93,544    126,607                 43,619    319,226                    583,359


    Total Costs & Exp       245,427  1,975,193  1,975,410   128,964      155,029  8,629,667            0    13,109,690


Other Income
  Dividends                 520,228                         263,657                             (753,265)       30,621
  Gain or Loss on Assets                                    (33,952)                                           (33,952)
  Other Income               29,685     17,228    207,857    69,225                  35,484       (5,779)      353,699

Total Other Income          549,913     17,228    207,857   298,931            0     35,484     (759,044)      350,368


Other Expenses                          10,025      9,268                           202,229       (5,779)      215,742


Inc Before Inc Taxes        304,486    277,058    405,898   169,967       19,196    595,362     (753,265)    1,018,703

Income Taxes                (98,460)   103,799    156,301   (32,937)       7,287    198,733                    334,724


Net Income                  402,946    173,259    249,597   202,904       11,909    396,629     (753,265)      683,979

Retained Earn, Beg        2,102,075    419,876    296,108 1,133,233          179  2,740,318     (490,017)    6,201,771


    Subtotal              2,505,020    593,135    545,705 1,336,136       12,089  3,136,947   (1,243,282)    6,885,750

Dividends Paid             (297,924)   (70,000)  (185,000) (242,352)           0   (255,841)     753,265      (297,852)


Retained Earn, End        2,207,096    523,135    360,705 1,093,784       12,089  2,881,106     (490,017)    6,587,898

C. T. WILLIAMS
& CO., INC.                                                                                    Exhibit A
CONSOLIDATING                                                                                  Schedule 2 Page 1 of 2
BALANCE SHEET
12/31/2000                 SWEST      MIDWAY      SWEST   C. T. WMS    BATT'S       SWEST
                        VA. ENERGY    BOTTLED    VA. GAS     & CO       NECK      VIRGINIA
                        IND., LTD.    GAS CO.    SERVICE     INC.       PROP       GAS CO      ELIMIN        TOTAL
          ASSETS
Current Assets
  Cash                      226,152     98,237     78,077   182,017       95,822    638,060                  1,318,365
  Accounts Receivable                  313,962    285,100    (3,400)         696  2,229,233                  2,825,591
  Accts Rec - Other         216,282          0     13,557                                                      229,839
  Accts Rec - Affiliates                   683                                            0                        683
  Inventories                          218,402    101,466                           308,390                    628,257
  Treasury Bills            244,471                                                                            244,471
  Funds                                                                                                              0
  Misc Cur & Accd Assets                                                              7,898                      7,898
  Prepayments                           18,421     24,527                  5,192     36,397                     84,537

    Total Current Asset     686,905    649,706    502,727   178,617      101,709  3,219,977            0     5,339,641

Investments at Cost
  Various Investments       192,672                         599,160                                            791,833
  Swest Va Energy                                            11,987                                    0        11,987
  Swest Va Gas Common       477,380                                                                    0       477,380
  Swest Va Gas Prefer        39,120                                                                    0        39,120
  Midway Bottled Gas        379,187                                                                    0       379,187
  Swest Va Gas Service      159,607                                                                    0       159,607
  C. T. Williams Co.                                                                                                 0
  Batt's Neck Prop          235,000                                                                    0       235,000

    Total Investments     1,482,966          0          0   611,147            0          0            0     2,094,114



Prop, Plant & Equip         273,458  1,015,805  1,113,248              1,331,808  9,105,272                 12,839,590
  Less: Accum Deprec         (4,077)  (617,188)  (538,181)              (330,713)(4,039,368)                (5,529,528)

Net Prop, Plant & Equip     269,380    398,617    575,067         0    1,001,095  5,065,904            0     7,310,062

Other Assets
  Notes Rec - Affiliat       57,603                                            0                 (57,603)            0
  Goodwill                              72,209     32,926                                              0       105,134
  Other                       8,342     21,376      1,234   401,944                  81,447                    514,343

    Total Other Assets       65,944     93,585     34,160   401,944            0     81,447      (57,603)      619,477


Total Assets              2,505,196  1,141,907  1,111,954 1,191,708    1,102,804  8,367,327      (57,603)   15,363,294

C. T. WILLIAMS                                                                                 Exhibit A
& CO., INC.                                                                                    Schedule 2 Page 2 of 2
CONSOLIDATING
BALANCE SHEET              SWEST      MIDWAY      SWEST   C. T. WMS    BATT'S       SWEST
12/31/2000              VA. ENERGY    BOTTLED    VA. GAS     & CO       NECK      VIRGINIA
                        IND., LTD.    GAS CO.    SERVICE     INC.       PROP       GAS CO      ELIMIN        TOTAL
 LIABILITIES AND
STOCKHOLDERS EQUITY

Current Liabilities
  Accts Payable                        134,037     91,611                  3,294  1,924,807                  2,153,749
  Accts Payable - Other      37,500                     0                  5,486                                42,986
  Accts Pay - Affiliat                  54,514    111,299                                                      165,813
  Notes Payable                                                                                                      0
  Notes Pay - Afiliat                                                                                                0
  Current Portion-LT Debt               25,502     69,564                 20,781    102,912      (13,174)      205,585
  Taxes Payable                              0          0   (27,377)       6,105     40,081                     18,810
  Dividends Payable                                                                     750                        750
  Other Accrd Exp & Pay      28,222     77,654     62,403                 18,724    397,261                    584,264
Total Current Liabil         65,722    291,707    334,876   (27,377)      54,391  2,465,811      (13,174)    3,171,957

Long Term Debt                    0    145,886    253,457         0      822,106  2,015,430      (57,603)    3,179,276
  Less Current Portion            0    (25,502)   (69,564)        0      (20,781)  (102,912)      13,174      (205,585)

    Net Long Term Debt            0    120,384    183,894         0      801,325  1,912,518      (44,429)    2,973,692

Other Liabilities                       10,029     24,788         0            0          0            0        34,817

Deferred Credits
  Other Deferred Credit         152     33,121     48,084    93,350                 195,033      (93,350)      276,389
  Defer Invest Tax Credit                    0                                       54,475                     54,475
  Defer Credits-Billed Gas                                                          377,368                    377,368
    Total Deferred Cred         152     33,121     48,084    93,350            0    626,876      (93,350)      708,233

Stockholders' Equity
  Preferred Stock                                                                    50,000            0        50,000
  Common Stock               49,654      5,000      2,000    31,950      235,000    402,613            0       726,217
  Treasury Stock                                                                                                     0
  Paid in Capital           182,572    158,532    157,607                            28,403            0       527,113
  Retained Earnings               0          0          0         0            0          0            0             0

Total Stckhlds' Equity      232,226    163,532    159,607    31,950      235,000    481,015            0     1,303,330

Total Liabil
   & Stkhlds' Equity        298,100    618,772    751,249    97,923    1,090,716  5,486,221     (150,953)    8,192,029